
klinic
Klinic empowers Independent Practitioners to build medical practices by creating a Shopify-like experience to launch, market, and deliver treatment.
Q2 2022
klinic.care

INVEST IN **KLINIC**

Powering a Shopify-like experience for Providers to build medical practices

LEAD INVESTOR



Ellen Petry Leanse Neuroscience Educator, Author, Advisor

The impact of addiction on public health, communities, and individual lives is far too familiar to all of us. With prescription drug addiction identified as among the fastest growing health risks in the US, and as addiction grabs hold of lives at younger and younger ages, treatment providers too often lack the bandwidth to meet patient needs. Although the market is growing – 15,000 independent practitioners will open new clinics this year – the complexity required to launch, document, and market addiction treatment services is a major pain point, and more importantly a business reality that dilutes the delivery of these providers' all-important services. That's why I invested in Klinic. Klinic automates and digitizes "back office" tech functions addiction treatment providers currently spend way too much time on, empowering them to focus on the essential services only they can provide. By delivering a "Shopify-like" experience to these providers, Klinic creates efficiencies and value that allow practitioners to build their businesses in ways that make a difference in their business results

klinic.care New York NY

Technology Software B2B Marketplace Healthcare

Highlights

1. 📈 We've grown from $0 to $25k MRR ($300k ARR) in the first 3 months of 2022.

2. 👥 The market is large and fragmented, with 1 million independent practitioners across the U.S.

3. 🧠 Founding team have built large-scale telehealth platforms and b2b co's.

4. 📄 Licensed in over 30 states, certified to market, and have onboarded our first 20+ practitioners.

5. 🤝 Investors from MVC, Liquid 2 Ventures, Wicklow Capital, SCM Advisors, and other Angels

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5. 🤝 Investors from MVC, Liquid 2 Ventures, Wicklow Capital, SCM Advisors, and other Angels

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Our Team



Avish Bhama Founder, CEO at Klinic

3x founder: previously managed product at Carta, founder of automation co Sonia, and founder of bitcoin exchange Vaurum (spun off to Xapo).

> I saw first hand how hard addiction and mental health can be on someone, their family, and friends. I helped a friend go through treatment multiple times, and saw how hard it was for them to get affordable access to good care. After digging in, I realized it's not just patients that struggle, but healthcare providers are often overburdened as well.



Dan Cheung Cofounder & Head of Product + Tech

Product & Tech exec; previously built product at CareHopper, cofounder of Sudo Labs and SnapUp (acq'd by Ipsy).



Anton Neugebauer Head of Growth



Anton Neugebauer Head of Growth

Medical Marketer specializing in Provider and Member acquisition; built and ran multiple medical marketing agencies having generated $50m+ for practitioners.



Aneel Ursani Medical Director

Psychiatrist having built clinical protocols and procedures at large-scale telehealth platforms.



Dr. Ryan Wade Medical Director

Psychiatrist specializing in addiction; Formerly at Yale School of Medicine, and director at residential rehab clinic.



Kansas Cafferty Clinical Director

LMFT, Chairman of NAADAC, SUD specialist; built and ran rehab centers and mental health practices.

Pitch


klinic
Klinic empowers Independent Practitioners to build medical practices by creating a Shopify-like experience to launch, market, and deliver treatment.
Q2 2022
klinic.care

Empowering Independent Practitioners for a Mentally Healthier World

15,000+ Independent Practitioners will start new clinics this year, and will pour significant resources into building out their tech-stack entirely from scratch.

We know this because we've done it; we struggled with this while building our own practice, so we built tools to automate the care-delivery process end to end.

By "digitizing" mental health practices at our onset, we help serve the 1 billion people struggling with addiction, psychiatric and mental illnesses by connecting them with holistic, integrated care from the best practitioners in the world.

Starting a clinic today is like launching an e-commerce store in 2001



Providers need to buy solutions for marketing, scheduling, payments, insurance, e-Rx, and then integrate it all into the EHR

There's tons of complexity and cost in all of the integrations Providers need to scale a practice


avish 3:11 PM
hi erica - do you guys have a zapier integration available?
erica 3:19 PM
@avish We do not, as Zapier is not HIPAA-compliant


1
Answer a few questions regarding your symptoms
2
Provide your medical history and available
5
Receive a confirmation for your e-visit
6
Start your video visit at the chosen time
7
Show your symptoms with
10
Follow the doctor's advice and get better

Would love to find a HIPAA-compliant Zapier....


analysis results
3
Choose an available doctor
4
Choose a convenient time for consultation
your device's camera
8
Discuss your medical history
9
Get a prescription

Story Problem 1 / 2 / 3 Platform Product Strategy GTM Impact Traction Roadmap Model Market 1 / 2 / 3 Team 1 / 2 / 3 Pro Forma

Buying tech & hiring a marketing agency, IT consultancy, and admin staff to scale can solve these pains, but can cost $15k+/mo

1	Marketing & Patient Acquisition	• **Tasks:** Hiring a marketing agency to put together their website, workflows, ads, and connect everything in a HIPAA compliant way. • **Cost:** $3k/month + $4k in certification & set up cost • **Time lapse:** 6 months of lag time in getting ads live
2	Onboarding & Retention	• **Tasks:** Hiring a front-desk rep to do intake, insurance verification, scheduling, payments, onboarding, patient engagement, follow-ups, and getting it into the EHR. • **Cost:** $5k/month to hire, train, and manage a front-desk rep • **Time lapse:** 3-6 months of lag time in getting up to speed
3	Revenue Optimization	• **Tasks:** Providers struggle to monitor, re-activate, and manage claims for existing patients because EHRs have poor connectivity – leading to hiring an IT consultancy and RCM company to connect software tools. • **Cost:** $2k-$4k/month • **Time lapse:** 10+ hours of extra provider admin time per week

Story Problem 1 / 2 / 3 Platform Product Strategy GTM Impact Traction Roadmap Model Market 1 / 2 / 3 Team 1 / 2 / 3 Pro Forma

Joining a Telehealth platform solves this, but most Providers want autonomy and control of their own economics

__Virtual Care platforms:__
each work with hundreds of providers for DTC telehealth:

- Hinge Health
- Cerebral
- Bicycle Health



__1 Million Independent Practitioners in U.S:__
treating 100's of millions of patients / year need __treatment specific workflows__:

Klinic is their platform.

Story Problem 1 / 2 / 3 Platform Product Strategy GTM Impact Traction Roadmap Model Market 1 / 2 / 3 Team 1 / 2 / 3 Pro Forma

Klinic builds pre-baked workflows that help Providers to acquire,

onboard, and streamline treatment delivery for patients

Step 1: Specialty	Step 2: Audience	Step 3: Treatment	Step 4: Workflows
Addiction	Opioid Dependence	MAT (Suboxone)	Marketing Campaigns
Psychiatry	Alcohol Dependence	Vivitrol (Naltrexone)	Scheduling
Psychotherapy	Eating Disorders	NAD+ Therapy	Payments
Mental Health	Depression	Residential Rehab	Insurance Verification
Chronic Pain	Pain Management		Intake Forms
Neurology			Follow-ups

Rather than competing with telehealth companies, Klinic empowers Providers to launch and scale their own practice





Out-of-the-box Automations:
Klinic has a fully integrated, HIPAA compliant tech-stack with connected tools, including CRM, EHR, telehealth, e-Rx, and RCM workflows.

Marketing, Onboarding & Retention:
We streamline patient acquisition, engagement, insurance verification, scheduling, intake, onboardings, and manage long-term patient retention.

Revenue Optimization:
We help you get credentialed, have integrated billing, and help to measure clinical outcomes for value-based care

Go-To-Market: Starting with Addiction, we make marketing treatments online simple, like a Provider setting up a HIPAA-compliant Shopify store


klinic
Nicole Smith, MD
Psychiatry & Behavioral Health
Santa Barbara, California
About me
Areas




Set your average daily budget
US Dollar (USD $)
$ 100.00
Back Pain Making You Depressed?
AS MANY AS
1 IN 4
PEOPLE



Story Problem 1 / 2 / 3 Platform Product Strategy **GTM** Impact Traction Roadmap Model Market 1 / 2 / 3 Team 1 / 2 / 3 Pro Forma

By integrating the onboarding, clinical, and patient workflows for Practitioners, we save them 10+ hours of admin time every week


klinic
Insurance Form
Add Insurance Policy
Ohio MAT Intake
Photo ID*
Patient Pre-Visit Forms*
Patient Intake Form*
PHQ-9*
GAD-7*
Conversations
Messages
Tanya Parker
Hello

Story Problem 1 / 2 / 3 Platform Product Strategy GTM **Impact** Traction Roadmap Model Market 1 / 2 / 3 Team 1 / 2 / 3 Pro Forma

Flywheel: Providers on Klinic → Insurances Accepted → Patients Acquired

Launched platform in Q1 '22:


New Patient Sign Ups (Weekly)
200
150
100
50
0
New Patient Sign Ups (Weekly)
Jan 1
Feb 1
Mar 1
Apr 1
May 1
Date

1500+ Patients Acquired


Q1 Growth:
0 to $25k/MRR
in 3 months

11 Practices and 21 Providers on Klinic's Platform

30+ Insurances Accepted

Story Problem 1 / 2 / 3 Platform Product Strategy GTM Impact **Traction** Roadmap Model Market 1 / 2 / 3 Team 1 / 2 / 3 Pro Forma

Our software, MSO services, and Data sets up a powerful Clinically Integrated Network

Phase 1: | Phase 2: | Phase 3:

SaaS tools for Providers	Managed Marketplace	Treatment Intelligence
Streamlining marketing, integrations & retention for Providers, charging SaaS + PMPM fees, **with a one-click "boot up your practice" UX.**	Reverse franchising to the long tail of independent practitioners, and **aggregating demand with far lower CAC.**	By building a Clinically Integrated Network, we gather data and intel **for pharma, payors, & practitioners to improve treatment.**

Story Problem 1 / 2 / 3 Platform Product Strategy GTM Impact Traction **Roadmap** Model Market 1 / 2 / 3 Team 1 / 2 / 3 Pro Forma

Providers market & sell treatments; Klinic takes a SaaS fee + % of claims

Klinic Self-Managed

Work with Klinic's MSO as an Affiliate practice; includes your practice profile page, CRM, EHR, e-Rx, patient portal, plus practice management integrations with training for your support staff.

- *Platform: $500 / provider / mo*
- *Implementation: $2,500 upfront*
- *Annual Plan Discount: 20% off all fees*

Klinic Co-Managed

Work with Klinic's MSO as an Affiliate practice; includes all features in Self-Managed tier, plus services including credentialing, marketing, and care coordination staff for VOB and intake.

- *Marketing: $100 / ad-credit*
- *Care Coordination: $20 / member / mo*
- *Credentialing & Compliance: $200 / mo*
- *Billing: Starting at 5% of collections*

Klinic Fully-Managed

Work with Klinic's MSO as an Affiliate practice; includes fully integrated all-in-one Self & Co-Managed tiers, plus automated billing, coding, & training (for eligible practices only).

- Annual Plan which includes all Platform & Services: $1 / mo for first month, then $200 / provider / mo + % of collections:
    - 25% for < $25k/mo in collections
    - 20% for > $25k/mo in collections
    - 15% for > $50k/mo in collections
    - 10% for > $75k/mo in collections
    - 5% for > $100k/mo in collections

Story Problem 1 / 2 / 3 Platform Product Strategy GTM Impact Traction Roadmap **Model** Market 1 / 2 / 3 Team 1 / 2 / 3 Pro Forma

Market (by Addiction specific Providers, Cost, and Audience): 15K Clinics generate $42B/year in cost from 2M patients



- Hyper fragmented industry; largest incumbents own < 1% market share (CleanSlate, American Addiction Centers).
- Adjacent verticals: by launching in addiction, we acquire Providers seeking to treat patients for broader chronic conditions in **mental health** and **chronic pain.**
- Klinic has a "Shopify-like" reverse franchise model, similar to:
  - Side for real estate brokers
  - Slice for pizzerías
  - PopMenu for restaurants
  - Dutchie for cannabis dispensaries
  - Alma for therapy practices

Story Problem 1 / 2 / 3 Platform Product Strategy GTM Impact Traction Roadmap Model **Market 1** / 2 / 3 Team 1 / 2 / 3 Pro Forma

Market Approach: Our first vertical generates $40B/year, and the next two generate $150B/year in treatment spend


Chronic Pain
Mental Health
Addiction

5k Chronic Pain Docs: prescribing 191 million opioid prescriptions per year.
Treatment Cost: $80 billion / year

28k Psychiatrists: serving 50 million people with depression per year.
Treatment Cost: $65 billion / year

3k Addiction Docs: seeing 2 million patients in rehab per year.
Treatment Cost: $40 billion / year

Trusted By Independent Practitioners From:

ALINA TeleHealth · ANEW Behavioral Health · FORWARD · Golden Valley Memorial Healthcare · PiLL CLUB · plume

Thriveworks · REVIVE TELEHEALTH · Yale University School of Medicine · LifeStance Health · SILVER HILL HOSPITAL · amwell

Cerebral · Pacific Coast Psychiatric Associates · Steward · SAN JOSE BEHAVIORAL HEALTH

Leadership: We've helped to build and scale the largest telehealth practices



Avish Bhama
Founder, CEO

3x founder: previously managed product at Carta, founder of automation co Sonia, and founder of bitcoin exchange Vaurum.



Dan Cheung
Head of Product

Product & Tech exec; previously built product at CareHopper, cofounder of Sudo Labs and SnapUp (acq'd by Ipsy)



Anton Neugebauer
Head of Growth

Medical Marketer specializing in Provider and Member acquisition; built and ran multiple medical marketing agencies.



Dr. Aneel Ursani
Medical Director

Psychiatrist having built clinical protocols and procedures at large-scale telehealth platforms.



Dr. Ryan Wade
Medical Director

Psychiatrist specializing in addiction; Formerly at Yale School of Medicine, and director at residential rehab clinic.



Kansas Cafferty
Clinical Director

LMFT, Chairman of NAADAC, SUD specialist; built and ran rehab centers and mental health practices.

The Whole Squad

Full-time / Part-time / Consultants / Counsel

Product, Engineering & Design:
Dan Cheung, Head of Product + Tech
Carlos Jerez, Senior Engineer
Eugenio Leiguarda, Sprint Manager
Paisa Armella, Senior Engineer
Cathy Lin, Senior Designer

Customer Success:
Lacee Gibbs, Implementation
Jeanine Carla Lim, Care Coordination
Christine Dixon, Care Coordination

Finance, Operations & Legal:
Casey Hall, Finance & Ops Manager
Jared Brubaker, Corporate Lawyer
Dave Schoolcraft, Healthcare Lawyer

Founder:
Avish Bhama, CEO

Marketing, Sales & Growth:
Anton Neugebauer, Customer Acquisition
Angelo Sfyndilis, Sales Engineer
Brian Mead, Marketer

Clinical Ops & Success:
Dr. Aneel Ursani, Medical Director
Dr. Ryan Wade, Medical Director
Kansas Cafferty, Clinical Director
Chelley Balke, NP + Provider Success

Investors

Shan Mehta – Investor, MVC

Michael Ma – Investor, Liquid 2 Ventures

Dan Tierney & Tom Duterme – GPs, Wicklow Capital

Georgi Katanov – Investor, SCM Advisors

Andrew Lockhart – CEO, Fathom Health

Ellen Petry Leanse – Investor, Neuroscience Educator

Daniel H. Gallancy – CEO, Atakama

Guy Gal – CEO, Side

Alex Haro – CTO, MyMoneyKarma

Alan Keating – Investor, Poker Pro

MVC L2 VENTURES WICKLOW CAPITAL SCM ADVISORS



2022 Financial Projections

2022 Financial Projections

Klinic MSO	FY 2022 Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
clinics	1	2	3	4	6	9	13	19	28	40	59	85
providers	2	4	6	9	13	18	27	38	56	81	117	170
implementation revenue	$2,000	$2,000	$2,000	$2,700	$3,915	$5,677	$8,231	$11,935	$17,306	$25,094	$36,386	$52,760
platform revenue (annual plans)	$800	$1,600	$2,400	$3,480	$5,046	$7,317	$10,609	$15,383	$22,306	$32,344	$46,898	$68,002
services automation revenue	1,600	3,200	4,800	6,960	10,092	14,633	21,218	30,767	44,612	64,687	93,796	136,004
TOTAL REVENUE	$2,400	$4,800	$7,200	$10,440	$15,138	$21,950	$31,828	$46,150	$66,918	$97,031	$140,694	$204,007
TOTAL Platform COGS	$1,300	$1,600	$1,900	$2,655	$3,850	$5,582	$8,094	$11,736	$17,018	$24,676	$35,780	$51,881
TOTAL Services Automation COGS	$200	$400	$600	$870	$1,262	$1,829	$2,652	$3,846	$5,576	$8,086	$11,725	$17,001
TOTAL GROSS PROFIT	$900	$2,800	$4,700	$6,915	$10,027	$14,539	$21,081	$30,568	$44,323	$64,269	$93,190	$135,125
TOTAL GROSS PROFIT %	38%	58%	65%	66%	66%	66%	66%	66%	66%	66%	66%	66%
Total other opex	$125,000	$125,000	$125,000	$125,000	$125,000	$125,000	$125,000	$125,000	$125,000	$125,000	$125,000	$125,000
net profit margin	-$124,100	-$122,200	-$120,300	-$118,085	-$114,973	-$110,461	-$103,919	-$94,432	-$80,677	-$60,731	-$31,810	$10,125
net profit margin %	-5171%	-2546%	-1671%	-1131%	-760%	-503%	-327%	-205%	-121%	-63%	-23%	5%
ARR	$28,800	$57,600	$86,400	$125,280	$181,656	$263,401	$381,932	$553,801	$803,011	$1,164,367	$1,688,332	$2,448,081

Forward-looking projections cannot be guaranteed.

Thanks!

Our Consumer Pitch


Klinic - Provider Intro
from Klinic
klinic
Klinic empowers Independent Practitioners to build medical practices by creating a Shopify-like experience to launch, market, and deliver treatment.
klinic.care/providers
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Helpful Reading

The New Tech Stack for Virtual-First Care: ***https://future.a16z.com/new-tech-stack-virtual-first-care/***

Empowering the Long Tail of Independent Provider Practices

Empowering the Long Tail of Independent Provider Practices:
https://future.a16z.com/new-tech-stack-virtual-first-care/

As More Workers Go Solo, the Software Stack is the New Firm:
https://future.a16z.com/solo-workers-software-stack/

Pandemic worsening Addiction & Mental Health:
https://www.samhsa.gov/newsroom/press-announcements/202103110230